Exhibit 99.2

ASCENDIS PHARMA A/S

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2019 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding a Biologics License Application and Marketing Authorization Application for TransCon Growth Hormone, or TransCon hGH (adopted nonproprietary name lonapegsomatropin);

•

the scope, progress, results and costs of developing our product candidates or any other future product candidates, and conducting preclinical studies and clinical trials, including our ongoing phase 3 study of TransCon hGH for the treatment of adult growth hormone deficiency, our ongoing phase 2 study of TransCon Parathyroid Hormone, or TransCon PTH, and our ongoing phase 2 study of TransCon C-Type Natriuretic Peptide, or TransCon CNP;

•	our pursuit of oncology as our second of three independent therapeutic areas of focus, and our development of a pipeline of product candidates in this therapeutic area;

•	our receipt of future milestone or royalty payments from our collaboration partners, and the expected timing of such payments;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our product candidates over existing therapies;

•	our ability to enter into new collaborations;

•

our expectations with regard to the ability to develop additional product candidates using our TransCon technologies and file Investigational New Drug Applications, or INDs, or equivalents for such product candidates;

•

our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the potential ability to rely on the parent drug’s clinical and safety data with regard to our product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our product candidates and file INDs or equivalents for such product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals for our product candidates;

•	the commercialization of our product candidates, if approved;

•	our commercialization, marketing and manufacturing capabilities of our product candidates and associated devices;

•	the implementation of our business model and strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our financial performance;

•	developments and projections relating to our competitors and our industry; and

•	the effects on our business of the worldwide COVID-19 pandemic.

These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section in our Annual Report on Form 20-F for the year ended December 31, 2019 — “Item 3.D. Risk Factors.” You are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events.

You should read this report and the documents that we reference in this report and have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the Securities and Exchange Commission after the date of this report. We qualify all of our forward-looking statements by these cautionary statements.

Overview

We are applying our innovative TransCon technologies to build a leading, fully integrated biopharmaceutical company and develop a pipeline of product candidates with potential best-in-class profiles to address unmet medical needs. We have created a portfolio of potential best-in-class rare disease endocrinology product candidates to address unmet medical needs by utilizing our TransCon technologies with clinically validated parent drugs.

We currently have three product candidates in clinical development in rare endocrine diseases and we are advancing multiple preclinical candidates in oncology, our second therapeutic area of focus. We are also working to apply our TransCon technology platform in additional therapeutic areas to address unmet patient needs.

Our most advanced investigational product candidate, TransCon hGH (adopted nonproprietary name lonapegsomatropin), is in development as a once-weekly long-acting prodrug of recombinant human growth hormone, also referred to as somatropin or hGH, as a potential treatment for pediatric and adult growth hormone deficiency, or GHD.

Our phase 3 pediatric program for TransCon hGH consists of the heiGHt, fliGHt and enliGHten Trials. Our results from the pivotal, phase 3 heiGHt Trial demonstrated a statistically significant increase in annualized height velocity compared to daily hGH at 52 weeks, and showed a safety profile comparable to that of daily hGH in pediatric subjects who were treatment-naïve. Nearly all subjects who completed the heiGHt or fliGHt Trials have enrolled in the open-label extension study, or the enliGHten Trial, which is designed to provide long-term safety data to support the planned regulatory filings for TransCon hGH. We initiated the enliGHten Trial in 2017 as the first subjects began to roll over from the heiGHt Trial, and we have enrolled approximately 300 subjects, which we believe will form a safety database consistent with input received from regulatory authorities.

In September 2019, we completed the last subject visit forming the two-year follow up for the TransCon hGH phase 3 program in pediatric GHD. These data will form the safety database to support submission of a Biologics License Application to the U.S. Food and Drug Administration, or the FDA, for TransCon hGH to treat pediatric GHD, which we expect to submit in the second quarter of 2020, as well as submission of a Marketing Authorisation Application to the European Medicines Agency expected in the third quarter of 2020.

In October 2019, we received Orphan Designation from the European Commission for TransCon hGH for GHD. Orphan Designation is granted to therapies aimed at the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating, affects no more than five in 10,000 persons in the European Union and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would provide significant additional benefit over existing therapies). Additionally, in April 2020, we received Orphan Drug Designation, or ODD, for TransCon hGH in the United States. The FDA

grants orphan designation to drugs that are intended for the safe and effective treatment, diagnosis, or prevention of rare diseases or disorders that affect fewer than 200,000 people in the United States, and potentially may be safer or more effective than already approved products.

We believe that TransCon hGH, if approved, may offer a once-weekly therapy for pediatric and adult GHD with the potential to improve outcomes compared to currently approved daily hGH. If approved, we believe TransCon hGH may reduce the burden of daily treatment by requiring significantly fewer injections, which we believe may improve compliance and treatment outcomes. After receiving feedback from the FDA, we have filed an IND amendment to initiate a global, phase 3 trial in subjects with adult GHD and we intend to pursue other indications for TransCon hGH consistent with our strategy to create sustainable growth.

We are also using our TransCon technology platform to develop TransCon PTH, an investigational once-daily long-acting prodrug of parathyroid hormone, or PTH, as a potential treatment for adult hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. We completed a phase 1 trial in healthy subjects in 2018, the results of which were consistent with our target product profile for TransCon PTH as a “true” replacement therapy. In this trial, TransCon PTH showed the predicted pharmacokinetic and pharmacodynamic response, suggesting the ability to normalize serum and urinary calcium levels in patients with hypoparathyroidism.

In April 2020, we reported positive top-line results from the four-week fixed dose, blinded portion of our phase 2 PaTH Forward Trial, which evaluated the safety, tolerability and efficacy of three fixed doses of TransCon PTH using a ready-to-use prefilled pen injector planned for commercial presentation. The goal of PaTH Forward is to identify a starting dose for a pivotal phase 3 trial, establish a titration regimen for complete withdrawal of standard of care (i.e., active vitamin D and calcium supplements), and evaluate TransCon PTH control of serum and urinary calcium.

A total of 59 subjects were randomized in a blinded manner to receive fixed doses of TransCon PTH at 15, 18 or 21 µg/day or placebo for four weeks. All doses of TransCon PTH were well-tolerated, and no serious or severe adverse events were shown at any point. No treatment-emergent adverse events, or TEAEs, led to discontinuation of study drug, and the overall incidence of TEAEs was comparable between TransCon PTH and placebo. Additionally, there were no drop-outs during the four-week fixed dose period.

In the per protocol analysis (n=57), TransCon PTH eliminated standard of care (i.e., off active vitamin D and ≤ 500 mg per day of calcium supplements) in 100% of subjects in the highest dose arm (21 µg/day) and 82% of subjects across all dosage arms. The results from the fixed dose portion of PaTH Forward demonstrated that TransCon PTH increased serum calcium levels, enabled discontinuation of active vitamin D and continuous reduction of calcium supplements over the four-week period. TransCon PTH reduced urinary calcium excretion (as measured by Fractional Excretion of Calcium) despite increased serum calcium, and resulted in sustained reductions in serum phosphate and calcium-phosphate product. At four weeks, the 21 µg/day arm and the combined TransCon PTH dosage arms showed a statistically significant response (p-value <0.05) in the primary composite endpoint compared to placebo in the per protocol analysis.

Fifty-eight subjects continue in the open-label extension portion of the trial, where they receive a customized maintenance dose of TransCon PTH (6 to 30 µg/day). We plan to report six-month data from the open-label extension portion of the trial during the third quarter of 2020. Following evaluation of phase 2 data from the PaTH Forward Trial, we expect to initiate a global phase 3 program for TransCon PTH in the fourth quarter of 2020, including trial sites in the United States, Canada, Europe and Asia.

In June 2018, we were granted ODD by the FDA for TransCon PTH. We believe TransCon PTH, if approved, may provide patients suffering from hypoparathyroidism with a PTH replacement therapy that is designed to address both the short-term symptoms and long-term complications of the disease.

We are also developing TransCon CNP, an investigational long-acting prodrug of C-type natriuretic peptide, or CNP, as a potential therapeutic option for achondroplasia, the most common form of dwarfism. TransCon CNP is designed to provide continuous CNP exposure with the goal of optimizing efficacy with a safe and convenient once-weekly dose. Currently, there are no medical therapies for achondroplasia approved by the FDA. In November 2018, we reported preliminary results from a phase 1 trial in healthy adult subjects, which supported our target product profile for TransCon CNP. In February 2019, we were granted ODD by the FDA for TransCon CNP. Following successful submission of an IND application in July 2019, we initiated the phase 2 ACcomplisH Trial to evaluate safety and efficacy of TransCon CNP in children (ages 2-10 years) with achondroplasia. We continue to work towards escalating sequential dose cohorts throughout the year, while ensuring the safety of subjects during the current pandemic and access to physicians for future monitoring visits. Our goal is to develop TransCon CNP as a safe and effective therapeutic option for achondroplasia and potentially other related growth disorders.

In addition to our pipeline of candidates in rare endocrine disorders, in January 2019, we established oncology as our second independent therapeutic area of focus for our TransCon technologies. Our goal is to improve treatment efficacy while limiting or reducing toxicity by applying TransCon technologies to clinically validated drugs, using our unique algorithm for product innovation. We are conducting preclinical studies within the field of oncology to explore multiple potential product candidates and evaluate systemic as well as localized delivery systems using our TransCon platform. In June 2019, we presented preclinical data on three of the programs currently in our oncology pipeline: TransCon Toll-like Receptor (TLR) 7/8 Agonist, TransCon Interleukin-2 (IL-2) ß/g and TransCon Vascular Endothelial Growth Factor-Tyrosine Kinase Inhibitor (VEGF-TKI). Our goal is to file an IND or equivalent in oncology for TransCon TLR7/8 Agonist by the end of 2020.

In November 2018, we announced the formation of VISEN Pharmaceuticals, or Visen, a company established to develop and commercialize our endocrinology rare disease therapies in the People’s Republic of China, Hong Kong, Macau and Taiwan, or Greater China. In connection with the formation of Visen, we granted Visen exclusive rights to develop and commercialize certain product candidates based on our proprietary TransCon technologies, including TransCon hGH, TransCon PTH and TransCon CNP, in Greater China for use in all human indications, subject to certain exceptions. As consideration for the rights granted to Visen, we received 50% ownership in the outstanding shares of Visen and concurrently with the rights we granted to Visen, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in Visen for an aggregate purchase price of $40 million in cash.

We believe Visen supports our strategy to extend our endocrinology rare disease portfolio globally and establish a presence in China in partnership with collaborators who have significant experience and knowledge of the biopharmaceutical opportunity in China. In part because Visen was established in China, we believe Visen will be able to effectively develop and, if approved, market our innovative technologies to address the needs of the local markets in Greater China.

We believe that the effectiveness of our TransCon technologies is supported by data from our preclinical research and the ongoing clinical programs, including our TransCon hGH, TransCon PTH and TransCon CNP programs, as well as findings from our ongoing development of other product candidates. We have applied the TransCon technologies in combination with a clinically validated parent drug or pathway using our algorithm for creating products with the potential to be best-in-class in endocrinology rare diseases, and we will continue to apply this algorithm for product selection in new therapeutic areas. We believe this approach may reduce the risks associated with traditional drug development.

Our TransCon technologies enable us to create long-acting prodrug therapies with potentially significant advantages over existing marketed drug products. Our TransCon technologies transiently link an unmodified parent drug to a TransCon carrier via our proprietary TransCon linkers. Our TransCon linkers predictably release an unmodified active parent drug at predetermined rates governed by physiological conditions (e.g., pH and temperature), supporting administration frequencies from daily to more than every six months. Depending upon the type of TransCon carrier we employ, we can design our TransCon prodrugs to act systemically or locally in areas that are difficult to treat with conventional therapies.

We commenced operations in December 2007 in connection with the acquisition of the company that invented our TransCon technologies, Complex Biosystems GmbH. Since we commenced operations in 2007, we have devoted substantially all of our efforts to developing our product candidates, including conducting preclinical studies and clinical trials and providing general and administrative support for these operations. We do not have any approved products and have never generated any revenue from product sales.

We had a net loss of €63.3 million for the three months ended March 31, 2020 and a net loss of €218.0 million for the year ended December 31, 2019. Our total equity was €548.8 million as of March 31, 2020 compared to €597.1 million as of December 31, 2019.

Results of Operations

Impact from COVID-19 Pandemic

As reported in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, a novel strain of coronavirus, (“COVID-19”), was reported to have surfaced in Wuhan, China, in December 2019. Since then, COVID-19 has spread around the world into a pandemic, including into countries, where we are operating from, where we have planned or have ongoing clinical trials, and where we rely on third parties to manufacture preclinical and clinical supplies, as well as commercial supply.

The COVID-19 pandemic may negatively impact our business in many ways. There is a potential evolving impact on the conduct of clinical trials of our product candidates, and any challenges which may arise, may lead to difficulties in meeting protocol-specified procedures. In addition, while we rely on third parties to manufacture preclinical and clinical supplies and materials, we can potentially experience delays in providing sufficient supplies according to our planned and ongoing clinical trials. Further, if our product candidates are approved, we will need to secure sufficient manufacturing capacity with our third-party manufacturers to produce the quantities necessary to meet anticipated market demand.

To minimize the risk of spread of the COVID-19, we have taken precautionary measures within our organization, including encouraging our employees to work remotely, reducing travel activity, and minimizing face-to-face meetings. As of the reporting date we have not identified significant COVID-19 related disruptions to our business, including clinical trial operations, or identified any of our third-party manufacturers not able to meet their obligations. In addition, no significant transactions, as a result of COVID-19, have been recognized during the first three months of 2020.

However, while the global outbreak of COVID-19 continues to rapidly evolve, the extent to which COVID-19 impacts our business will depend on the future development, which is highly uncertain and cannot be reliably predicted. Obviously, while COVID-19 continues to impact the world in several aspects, the development is monitored closely by management, including any impact this may have on our financial performance and financial position.

Comparison of the Three Months Ended March 31, 2020 and 2019 (unaudited):

	Three Months Ended March 31,
	2020	2019
	(EUR’000)
Revenue	2,225	5,414
Research and development costs	(57,515)	(51,259)
General and administrative expenses	(17,915)	(10,436)

Operating profit / (loss)	(73,205)	(56,281)
Share of profit / (loss) of associate	(1,515)	(1,852)
Finance income	11,773	4,620
Finance expenses	(447)	(194)

Profit / (loss) before tax	(63,394)	(53,707)

Tax on profit / (loss) for the period	77	70

Net profit / (loss) for the period	(63,317)	(53,637)

Revenue

Total revenue for the three months ended March 31, 2020 was €2.2 million compared to €5.4 million for the three months ended March 31, 2019 and comprised sale of clinical supply, rendering of services, and recognition of internal profit deferred from November 2018 when we entered into the collaborations with Visen. The decrease was due to a lower amount of license and service revenue partly offset by sale of clinical supply, to Visen.

As of March 31, 2020, we had contract liabilities (deferred income) of €0.3 million under collaborations with Visen. This deferred income will be recognized as revenue as we advance the projects that are subject to our collaborations with Visen.

Research and Development Costs

Research and development costs were €57.5 million for the three months ended March 31, 2020, an increase of €6.2 million, or 12%, compared to €51.3 million for the three months ended March 31, 2019. External development costs related to our TransCon hGH product candidate decreased by €7.0 million, primarily driven by lower manufacturing costs, partly offset by an increase in clinical trial costs.

External development costs related to our TransCon PTH increased by €0.3 million, reflecting lower manufacturing costs and preclinical costs, whereas clinical trial costs increased compared to the same period of last year, due to the progress of our phase 2 PaTH Forward Trial.

External development costs related to our TransCon CNP were in line with the same period of last year, however showing a decrease in preclinical costs, offset by increases in manufacturing costs and clinical trial costs for our phase 2 ACcomplisH Trial which was initiated in the third quarter of 2019.

External development costs related to our oncology product candidates increased by €2.4 million, reflecting the progress of these product candidates through the early development stages and into manufacturing.

Other research and development costs increased by €10.5 million, primarily driven by an increase in personnel costs of €4.1 million and non-cash share-based payment of €4.0 million due to a higher number of employees in research and development functions, but also reflecting increases of €1.5 million in IT and facility costs allocated to research and development functions and €0.4 million in professional fees. Other costs increased by net €0.5 million compared to the same period last year.

Research and development costs included non-cash share-based payment of €8.9 million for the three months ended March 31, 2020, compared to €4.9 million for the three months ended March 31, 2019.

General and Administrative Expenses

General and administrative expenses were €17.9 million for the three months ended March 31, 2020, an increase of €7.5 million, or 72%, compared to general and administrative expenses of €10.4 million for the three months ended March 31, 2019. The increase is primarily due to an increase in personnel costs of €1.9 million and non-cash share-based payment of €1.6 million for additional administrative personnel, but also reflecting increases of €1.6 million in IT and facility costs. Costs related to building up our commercial capabilities increased by €2.1 million and other costs increased by net €0.3 million compared to the same period last year.

General and administrative expenses included non-cash share-based payment of €6.1 million for the three months ended March 31, 2020, compared to €4.5 million for the three months ended March 31, 2019.

Net Profit / (Loss) in Associate

Net loss in associate was €1.5 million, compared to €1.9 million for the three months ended March 31, 2019. The net loss represents our share of net result from Visen.

Finance Income and Finance Expenses

Finance income was €11.8 million for the three months ended March 31, 2020, an increase of €7,2 million compared to €4.6 million for the three months ended March 31, 2019. Finance expenses were €0.4 million for the three months ended March 31, 2020, an increase of €0.2 million compared to the same period in 2019.

The €6.9 million increase in net finance income was due to positive exchange rate fluctuations, primarily between the U.S. Dollar and Euro in the three months ended March 31, 2020, primarily affecting our position of cash and cash equivalents maintained in U.S. Dollars.

We did not have any interest-bearing debt for any of the periods presented. However, IFRS 16, “Leases”, requires interest expenses to be recognized on lease liabilities.

Tax for the Period

Tax for the three months ended March 31, 2020 was a net tax credit of €77 thousand compared to a net tax credit of €70 thousand for the three months ended March 31, 2019. Taxes for the three months ended March 31, 2020 comprised an estimated tax credit of €184 thousand in the group of Danish companies, partly offset by tax provisions of €107 thousand in our U.S. and German subsidiaries.

Liquidity and Capital Resources

As of March 31, 2020, we had cash and cash equivalents, including short-term marketable securities, totaling €534.4 million compared to cash and cash equivalents of €598.1 million as of December 31, 2019. We have funded our operations primarily through issuance of preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development.

In February 2015, we announced the closing of our initial public offering, with net proceeds of $111.5 million (or €101.4 million). In 2016, we completed a follow-on public offering of American Depositary Shares, or ADSs, with net proceeds of $127.1 million (or €116.6 million) and in 2017, we completed a follow-on public offering of ADSs, with net proceeds of $145.2 million (or €123.1 million). In February 2018, we completed a follow-on public offering of ADSs, with net proceeds of $242.5 million (or €198.6 million), and in March 2019, we completed a follow-on public offering of ADSs, with net proceeds of $539.4 million (or €480.3 million).

Based on our current operating plan, we believe that our existing cash and cash equivalents as of March 31, 2020 are sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•

the progress, timing, scope, results and costs of our clinical trials and preclinical studies for our product candidates and manufacturing activities, including the ability to enroll patients in a timely manner for clinical trials;

•	the time and cost necessary to obtain regulatory approvals for our product candidates and the costs of post-marketing studies that could be required by regulatory authorities;

•	the manufacturing, selling and marketing costs associated with product candidates, including the cost and timing of building our sales and marketing capabilities;

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•

the achievement of development, regulatory and commercial milestones resulting in the payment to us from our collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

•	the sales price and the availability of adequate third-party coverage and reimbursement for our product candidates;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments, including further development of our TransCon technologies;

•

our progress (and the progress of our collaboration partners, if any) in the successful commercialization and co-promotion of our most advanced product candidates and our efforts to develop and commercialize our other existing product candidates; and

•

the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following table summarizes our cash flows for each of the unaudited three months periods ended March 31, 2020 and 2019:

	Three Months Ended March 31,
	2020	2019
	(EUR’000)
Cash flows from / (used in) operating activities	(66,786)	(60,861)
Cash flows from / (used in) investing activities	(6,141)	(2,469)
Cash flows from / (used in) financing activities	(1,117)	479,066

Net increase / (decrease) in cash and cash equivalents	(74,044)	415,736

Cash Flows From / (Used in) Operating Activities

Net cash used in operating activities for the three months ended March 31, 2020 was €66.8 million compared to €60.9 million for the three months ended March 31, 2019. The net loss for the three months ended March 31, 2020 of €63.3 million included non-cash charges of €16.9 million, comprising share-based payment and depreciation, and non-cash net income, including net financial income and taxes, of €9.3 million. The net change in working capital contributed negatively to cash flows by €11.1 million, primarily due to a net decrease in trade payables and other payables of €8.9 million, an increase in receivables and prepayments of €1.7 million, and a decrease in deferred income of €0.5 million.

Net cash used in operating activities for the three months ended March 31, 2019 was €60.9 million. The net loss for the three months ended March 31, 2019 of €53.6 million included non-cash charges of €11.0 million, primarily comprising share-based payment and depreciation, and non-cash net financial income and taxes of €3.1 million. The net change in working capital contributed negatively to cash flows by €15.2 million, primarily due to a net increase in receivables and prepayments of €4.1 million, a decrease in accounts payable and other payables of €7.3 million, and a decrease in deferred income of €3.8 million.

Cash Flows From / (Used in) Investing Activities

Cash flows used in investing activities for the three months ended March 31, 2020 of €6.1 million were related to acquisition of property, plant and equipment, primarily related to our oncology laboratory facilities in the United States, and for use in the laboratories of our German facility.

Cash flows used in investing activities for the three months ended March 31, 2019 of €2.5 million were related to acquisition of property, plant and equipment, primarily equipment for use in the laboratories of our German facility.

Cash Flows From / (Used in) Financing Activities

Cash flows used in financing activities for the three months ended March 31, 2020 of €1.1 million were comprised of payments on lease liabilities.

Cash flows from financing activities for the three months ended March 31, 2019 of €479.1 million were primarily related to our follow-on public offering of ADSs completed in March 2019.

Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Qualitative Disclosures about Market Risk

Our activities expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks. Further, we are exposed to credit risk and liquidity risk.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the British Pound and the Danish Krone. We have received payments in U.S. Dollars under our collaborations and the proceeds from our Series D financing in November 2014, our initial public offering in February 2015, and our follow-on offerings, were in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions.

Interest Rate Risk

We have no interest-bearing debt to third parties. In addition, while we have no derivatives or financial assets and liabilities measured at fair value, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents, including short-term marketable securities. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position.

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with cash and marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

Credit Risk

We consider all of our material counterparties to be creditworthy. While the concentration of credit risk may be significant, we consider the credit risk for each of our individual counterparts to be low. Our exposure to credit risk primarily relates to our cash and cash equivalents, comprising bank deposits and short-term marketable securities with a maturity of three months or less at the date of acquisition The credit risk on bank deposits is limited because the counterparties, holding significant deposits, are banks with high credit-ratings (minimum A3/A-) assigned by international credit-rating agencies. The banks are reviewed on a regular basis and our deposits may be transferred during the year to mitigate credit risk. We have considered the risk of expected credit loss on our cash deposits, including the hypothetical impact arising from the probability of default considering in conjunction with the expected loss given default from banks with similar credit ratings and attributes. In line with previous periods, our assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been made.

In March 2020, we decided to move a portion of our bank deposits into U.S. government bonds and treasury bills to further diversify the credit risk. As the securities are short-term government bonds with a maturity of three months or less at the date of acquisition, they are classified as cash and cash equivalents in the statement of financial position. In order to manage and reduce credit risk on marketable securities, our investment policy only allows investment in securities with high credit ratings assigned by international credit-rating agencies. Because of the nature of the securities, high credit ratings and the short-term duration, the risk of expected credit loss is deemed low. Accordingly, no provision for expected credit loss has been made.

For other financial assets, including deposits and receivables, we consider the credit risk to be low and no provision for expected credit loss has been made.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, and by continuously monitoring our cash forecasts and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. We monitor the risk of a shortage of funds using a liquidity planning tool, to ensure enough funds available to settle liabilities as they fall due.

Historically we have addressed the risk of insufficient funds through the proceeds from our Series D financing in November 2014, our initial public offering in February 2015, and our follow-on offerings.